

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3720

April 11, 2007

Ms. Lisa VanPatten
Chief Financial Officer
Narrowstep, Inc.
116 Village Blvd.
Suite 200
Princeton, NJ 08540

        Re: **Narrowstep, Inc.**
                Form 10-K for Fiscal Year Ended February 28, 2006
                Filed April 26, 2006

                File No. 333-108632

Dear Ms. VanPatten:

        We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

                            Sincerely,

                            /s/Larry Spirgel
                            Assistant Director